

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Mr. Peter de Visser
Chief Financial Officer and Director
Candente Resource Corp.
#200 – 905 West Pender Street
Vancouver, British Columbia, Canada V6C 1L6

> **Re: Candente Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 30, 2007**
> **File No. 000-31218**

Dear Mr. de Visser:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

Corporate Background

Incorporation Data

2.   It appears that you treat your investment in Minera CCM S.A. de C.V. (Minera) as a wholly-owned subsidiary even though you own only 50% of the company. Please tell us how you account for Minera under both Canadian GAAP and U.S. GAAP and disclose your accounting method(s) in your financial statement footnotes.

Consolidated Financial Statements

3.   Please amend your 20-F to include an audit report covering the consolidated financial statements as of December 31, 2005 and for the two years then ended.

4.   We note you present consolidated statements of accumulated unproven mineral rights. Please revise your auditors' reports to identify these statements in the first paragraph as your auditors have done with the consolidated statements of operations and deficit and cash flows.

Website

5.   We note on your website that you have made available to shareholders your unaudited consolidated financial statements as of and for the six months ended June 30, 2007. Please tell us why you have not furnished your interim financial statements for June 30, 2007, on Form 6-K.

Engineering Comments

General

6.   If your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

History and Previous Work

7.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an in-place tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise

U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

8.   Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, and reasonable metal prices based on the recent historic three-year average. If the resource estimates are not based on economic cutoffs, please remove the estimates.

Details of PAEE

9.   The commission generally encourages management projections of future performance that have a reasonable basis. However, resource estimates do not have demonstrated economic viability as may be implied by the financial measurements disclosed with your preliminary economic assessment. These financial disclosures imply the existence of reserves, which you do not have. Further, the disclosure guidance of Form 20 - F, Item 4.D (b) (ii) states that estimated values of reserves should not be disclosed, whereas the Net Present Value (NPV) financial measurement is used extensively to value mineral properties and projects. Please remove the financial information developed and/or derived from the possible development of your resources. This would include your operating cash flow, operating costs, capital expenditures, net present value, and payback period.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant